UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2025

Commission file number: 001-41482

Jeffs’ Brands Ltd

(Translation of registrant’s name into English)

7 Mezada St.
Bnei Brak, Israel 5126112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On October 15, 2025, Jeffs’ Brands Ltd. (the “Company”) convened its Annual General Meeting of Shareholders (the “Annual Meeting”). However, the Annual Meeting was adjourned for one day to the same time and place due to lack of quorum. Accordingly, the adjourned Annual Meeting (the “Adjourned Annual Meeting”) will be reconvened on Thursday, October 16, 2025, at 8:00 a.m. (Eastern Time) / 3:00 p.m. (Israel time) at the Company’s offices, located at 7 Mezada St. Bnei Brak, 5126112 Israel. If a quorum is not present at the Adjourned Annual Meeting within half an hour of the scheduled time, any number of shareholders present in person or proxy, shall constitute a quorum and will be entitled to deliberate and resolve upon the matter for which the Annual Meeting was convened. Proxy cards previously delivered for the Annual Meeting will remain valid and will be voted at the Adjourned Annual Meeting.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-277188, File No. 333-262835, File No. 333-283848, File No. 333-283904, File No. 333-285030 and File No. 333-287341) and Registration Statements on Form S-8 (File No. 333-269119 and File No. 333-280459) to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd

Date: October 15, 2025	By:	/s/ Ronen Zalayet
Ronen Zalayet
Chief Financial Officer

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